

Mail Stop 3233

September 26, 2016

Via E-mail
Mr. Michael P. Forsayeth
Chief Executive Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, ON, M5K 1H1 Canada

> **Re:** **Granite Real Estate Investment Trust and Granite REIT Inc.**
> **Form 40-F**
> **Filed March 3, 2016**
> **File Nos. 001-35771 and 001-35772**

Dear Mr. Forsayeth:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities